UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2013

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F-           Form 40-F- X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  ☐

EXHIBIT INDEX

99.1	June 30, 2013 Financial Statements and Notes

99.2	June 30, 2013 Management’s Discussion and Analysis

99.3	CEO and CFO Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: August 12, 2013	By:	/s/ Dustin S. Isaacs
DUSTIN S. ISAACS
General Counsel &
Corporate Secretary